

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2021

John Hilburn Davis
President and Chief Executive Officer
Digital Brands Group, Inc.
4700 South Boyle Avenue
Vernon, California 90058

> **Re: Digital Brands Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 27, 2021**
> **File No. 333-255193**

Dear Mr. Davis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed April 27, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 73

1. We note your revised disclosure in response to our prior comment 3 and reissue our comment in part. Please disclose whether you intend or have any current plans to conduct follow-on offerings prior to July 31, 2021 and September 30, 2021 and discuss how the standstill provision described on page 119 might impact your ability to do so.

Notes to Consolidated Financial Statements
Note 7: Liabilities and Debt, page F-22

2.   We note your response to prior comment 3 and your revised discussion on page 73 that the scheduled maturity date for the senior credit agreement is December 31, 2022. We also note per Note 7 to the Digital Brands Group financial statements that there is a balloon payment for the full principal amount due at maturity in June 2021, which may be extended to December 31, 2022. Please explain to us the difference in the maturity dates and revise your disclosures accordingly.

        You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Thomas Poletti, Esq.